Law Offices

Stradley, Ronon, Stevens & Young, LLP
1250 Connecticut Ave., NW
Washington, D.C. 20036
(202) 822-9611

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

April 29, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Rebecca Marquigny, Esquire

Re:	Nationwide Variable Insurance Trust
File Nos. 002-73024 and 811-03213

Dear Ms. Marquigny:

On behalf of Nationwide Variable Insurance Trust (the “Registrant”) and the American Funds NVIT Growth Fund, American Funds NVIT Global Growth Fund, American Funds NVIT Growth-Income Fund, American Funds NVIT Asset Allocation Fund, and American Funds NVIT Bond Fund (the “Funds”), below you will find the Registrant’s responses to the comments conveyed by you on March 22, 2010, with regard to Post-Effective Amendment No. 134 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”) on February 5, 2010, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”).  A reference to a specific “Item” requirement is to the requirements of Form N-1A.

Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into post-effective amendment filings to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

In connection with our responses to your comments, we acknowledge, on behalf of the Registrant, that:

▪	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

U.S. Securities and Exchange Commission

▪	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and
▪	The Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

GLOBAL COMMENTS TO THE PROSPECTUSES:

1.	Comment: Please revise the Funds’ prospectuses to reflect the global comments, as applicable, that were previously provided with regard to Post-Effective Amendment No. 133.

Response: Revised as requested.

All Funds:

2.	Comment: You may only state the aggregate expenses of the Master Fund once. Please remove the footnote in the Example and add the reference in the footnote to the Fees and Expenses Table.

Response: Revised as requested.

3.
Comment: Prior performance of a Master Fund should not be adjusted for net assets of the Funds, it must be presented on the methodology approved in either Managers Core Trust, SEC No-Action Letter (Jan. 28, 1993) or Quest for Value Dual Purpose Fund, SEC No-Action Letter (Feb. 28, 1997).

Response: Revised as requested.  With respect to the performance of each Fund prior to its inception date, Registrant shows the prior performance of the corresponding Master Fund adjusted for the gross expenses of the Fund as of its inception date.

4.
Comment: (i) Please move the Master-Feeder Mutual Fund Structure section to before the Fund Management section.  (ii) In addition, the last paragraph of Master-Feeder Mutual Fund Structure section should be removed as it appears to be a holdover of the previous prospectus.

Response: With regard to (i), Registrant has moved the Master-Feed Mutual Fund Structure section to the beginning of the Fund Management section.  With regard to (ii), Registrant believes that the disclosure is appropriate as it defines the “Feeder Funds.”

5.
Comment: Please bring attention to the last paragraph of the Objectives and Principal Strategies section of the Item 9 discussion for each Fund by highlighting (bolding/italicizing) to give proper notice to shareholders.

U.S. Securities and Exchange Commission

Response: Registrant has bolded and italicized the statement.

6.
Comment: For each Fund, please complete a more detailed disclosure of what the Master Fund invests in within the Item 9 discussion (e.g. percentage amounts, types of investments, criteria for selecting securities).  If the Master Fund does not give additional disclosure, please state so in the response letter.

Response: Revised as requested. Registrant has reviewed additional materials subsequently submitted by the Master Fund’s investment adviser and has added such disclosure.

7.
Comment: With regard to the reference in the “Fund Management” section to Master Funds’ investment adviser’s exemptive application, please explain in the response letter if the Master Fund’s investment adviser is seeking a manager of a manager order or an affiliated adviser order.  Please cite the exemptive application in the response letter.

Response: The exemptive application by the Master Fund’s investment adviser seeks an affiliated manager-of-managers structure.  Please see In re The Capital Group Cos., Inc., No. 812-13616 (Aug. 5, 2009) (application).

8.	Comment: Please clarify the Purchase Price disclosure between references of the Fund and Master Fund.

Response: Revised as requested.

9.	Comment: In the Selling Shares section please explain what “promptly” means in the Master Funds disclosure about purchase and redemption procedures.

Response: Registrant has removed the term “promptly” and replaced the entire sentence with, “These purchases and redemptions are made at the price next determined after such purchases and redemptions of units of the separate accounts (or feeder funds).”

10.	Comment: With regard to the Revenue Sharing section, it does not make clear whether any revenue sharing occurs with the insurance companies.

Response: Registrant has revised the disclosure to state:

Capital Research does not engage in revenue sharing with respect to the Master Funds, the Feeder Funds, or Nationwide Life Insurance Company or its affiliated life insurance companies with respect to the Feeder Funds.

U.S. Securities and Exchange Commission

American Funds NVIT Asset Allocation Fund:

11.	Comment: In the Principal Risks section, please include a corresponding strategy to the cash position risk.

Response: Registrant believes that the cash position risk corresponds to the Principal Investment Strategies section of investing in money market instruments.

12.	Comment: Please include an asset allocation strategy risk, which is the risk that the manager incorrectly chooses the asset allocations or the Adviser chooses the incorrect Master Fund.

Response: Revised as requested. Registrant has added the following risk:

Asset allocation risk – the Master Asset Allocation Fund’s percentage allocation to equity securities, debt securities and money market instruments could cause the Fund to underperform relative to relevant benchmarks and other funds with a similar investment objective.

13.	Comment: Please include in the narrative the reason for the multiple indexes of the American Funds NVIT Asset Allocation Fund.

Response: Revised as requested.

STATEMENT OF ADDITIONAL INFORMATION:

14.	Comment: Please revise the Funds’ SAI to reflect the global comments, as applicable, that were previously provided with regard to Post-Effective Amendment No. 133.

Response: Revised as requested.

15.	Comment: Please indicate that when you receive a copy of the Funds’ SAI, you will have also received a copy of the Master Funds’ SAI. The current description is confusing.

Response: Revised as requested.

16.	Comment: Please indicate in the response letter that the financial reports are included with the 485(b) filing.

Response: Registrant confirms that it has included all relevant financial reports within the upcoming 485(b) filing.

U.S. Securities and Exchange Commission

Please do not hesitate to contact Peter M. Hong at (202) 419-8429 or Christopher J. Zimmerman at (202) 419-8402, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:           Allan J. Oster, Esquire
Barbara A. Nugent, Esquire
Prufesh R. Modhera, Esquire
Christopher J. Zimmerman, Esquire